UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Donahue                       John                    F.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
      March 14, 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director                        ____X____ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Chairman

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


                  Table I -- Non-Derivative Securities Beneficially Owned
1. Title of     2. Transaction   3. Transaction      4.  Securities Acquired      5.  Amount of    6.  Ownership    7.  Nature
   Security     Date                Code                 (A) or Disposed of       Securities       Form:  Direct    of Indirect
   (Instr. 3)   (Mon/day/year)      (Instr. 8)           (D) (Instr. 3, 4, and 5) Beneficially     (D) or           Beneficial
                                                                                  Owned at End of  Indirect (I)     Ownership
                                                                                  Month (Instr. 3  (Instr. 4)       (Instr. 4)
                                                                                  and 4)
                                   Code   V              Amount   (A) or  Price
                                                                  (D)


Class B Common                                                                    308,661(1)(2)    D
   Stock


Class B Common   3/14/2003         S                     250,000   D      $24.50  3,488,438        I              By Comax
   Stock                                                                                                          Partners
                                                                                                                  Limited
                                                                                                                  Partnership

Class B Common                                                                    272,292          I              By Bay Road
   Stock                                                                                                          Partners

Class B Common                                                                    288,574          I              By Shamrock
   Stock                                                                                                          Properties,
                                                                                                                  Inc.

Class B Common                                                                    5,601,750        I              By The
   Stock                                                                                                          Beechwood
                                                                                                                  Company

Class B Common                                                                    338,000          I              By Richmond
   Stock                                                                                                          Farm Realty
                                                                                                                  Trust

Class B Common                                                                    10,000 (3)       I              AWOL, Inc.
   Stock

Class B Common                                                                    20,810           I              Oyster Bay
   Stock                                                                                                          Property,
                                                                                                                  Inc.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


*  If the form is filed by more than one reporting person,  see
   Instruction 4(b)(v).

FORM 4 (continued)
  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1.  Title of         2.  Conversion  3. Transaction     4.  Transaction          5.  Number of           6.  Date
Derivative Security  or Exercise     Date                   Code (Instr. 8)          Derivative              Exercisable and
(Instr. 3)           Price of        (Month/Day/Year)                                Securities              Expiration Date
                     Derivative                                                      Acquired (A) or         (Month/Day/Year)
                     Security                                                        Disposed of (D)
                                                                                     (Instr. 3, 4,
                                                                                     and 5)
                                                            Code     V               (A)     (D)             Date       Expiration
                                                                                                             Exercisable   Date




7.  Title and Amount of           8.  Price of       9.  Number of                10.  Ownership Form of            11. Nature
Underlying Securities                 Derivative         derivative Securities         Derivative Security: Direct      of
(Instr. 3 and 4)                      Security           Beneficially Owned at         (D) or indirect (I)              Indirect
                                      (Instr. 5)         End of Month (Instr. 4)       (Instr. 4)                       Beneficial
                                                                                                                        Ownership
                                                                                                                        (Instr. 4)
Title        Amount or
             Number of
             Shares





Explanation of Responses:

(1) Includes 308,661 shares of Federated Investors, Inc. Class B Common Stock held in Federated's Profit Sharing/401(k) Plan.

(2)  Transferred 182,887 shares to Bay Road Partners.

(3)  Transferred 1,847 shares to Bay Road Partners.

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ John F. Donahue                 March 18, 2003
***Signature of Reporting Person    Date